                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(A)

                                  NexMed, Inc.
                         -------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                   -------------------------------------------
                         (Title of Class of Securities)

                                    652903105
                                    ---------
                                 (CUSIP Number)

                              Y. Joseph Mo, Ph. D.
                                     NexMed
                             350 Corporate Boulevard
                             Robbinsville, NJ 08691



   --------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 1, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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------------------------------------                         -------------------
CUSIP NO. 652903105                                                 Page 2 of 5
------------------------------------                         -------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Y. JOSEPH MO, PH.D.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
                           3,102,666
    NUMBER OF     --------------------------------------------------------------
     SHARES           8    SHARED VOTING POWER
  BENEFICIALLY             0
 OWNED BY EACH    --------------------------------------------------------------
   REPORTING          9    SOLE DISPOSITIVE POWER
     PERSON                3,102,666
      WITH        --------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,102,666
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.*                                                  [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          10.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

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Item 1.  Security and Issuer

         This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of NexMed, Inc. (the "Issuer"), a Nevada corporation. The Issuer's principal executive offices are located at 350 Corporate Boulevard, Robbinsville, NJ 08691.

Item 2.   Identity and Background.

         This statement is filed on behalf of Y. Joseph Mo (the "Reporting Person"). The Reporting Person is the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. The Reporting Person's business address is 350 Corporate Boulevard, Robbinsville, NJ 08691. The principal business of the issuer is to develop and commercialize therapeutic products based on proprietary delivery systems.

         During the past five years, the Reporting Person has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         As of July 11, 2002 the Reporting Person beneficially owned 3,102,666 shares of Common Stock, consisting of (i) 1,000,000 shares granted by the Issuer on February 16, 1996 for services rendered; (ii) 100,000 shares acquired on April 9, 1998 upon the exercise of non-qualified stock options with an exercise price of $.25 per share; (iii) 400,000 shares acquired on January 11, 2000 upon the exercise of non-qualified stock options with an exercise price of $.25 per share; and (vi) 1,602,666 shares underlying options which are currently exercisable. The source of funds for the exercise prices for the Reporting Person's exercised stock options were the private funds of the Reporting Person.

Item 4.  Purpose of Transaction

         The Reporting Person is Chairman of the Board of Directors, Chief Operating Officer and President of the Issuer. He does not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) - (j) of Item 4 of Schedule 13D that are separate from the Issuer or have not been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer's press releases.

Item 5.  Interest in Securities of the Issuer

         (a) As of July 11, 2002 and based upon a total of 28,208,604 shares of Common Stock outstanding on such date, the Reporting Person beneficially owns 3,102,666 shares of Common Stock, representing approximately 10.4% of the Issuer's outstanding Common Stock comprised of: (i) 1,300,000 shares owned directly by the Reporting Person; (ii) 200,000 shares held by a retained annuity trust for the benefit of the Reporting Person, of which he is the sole trustee; and (iii) 1,602,666 shares of Common Stock as to which the Reporting Person has the right to acquire beneficial ownership within the next 60 days comprised of: (a) 1,592,666 shares underlying exercisable options granted under the Issuer's Stock Option and Long-Term Incentive Compensation Plan, of which 750,000 shares have an exercise price of $2.00 per share, 100,000 shares have an exercise price of $2.50 per share; and 742,666 shares have an exercise price of $4.00 per share;
                 and (b) 10,000 shares underlying exercisable options at an exercise price of $2.00 per share granted under the Issuer's Recognition and Retention Stock Incentive Plan.

         (b) The Reporting Person has the sole power to vote and dispose of 3,102,666 shares beneficially owned by him (including 1,602,666 shares, which Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options).

         (c) On February 17, 1998, the Reporting Person filed a Schedule 13G reporting beneficial ownership of 1,610,000 shares of Common Stock. Since that time the following transactions or events have increased the Reporting Person's beneficial ownership as a result of his right to acquire shares through the exercise of options vesting within 60 days:

                  1) An option to purchase 250,000 shares at $2.00 per share, which vested on December 31, 1998;

                  2) An option to purchase 100,000 shares at $2.50 per share, which vested on January 2, 1999;

                  3) An option to purchase 100,000 shares at $0.25 per share, which vested on December 1, 1999;

                  4) An option to purchase 300,000 shares at $2.00 per share, which vested on December 31, 1999;

                  5) An option to purchase 371,333 shares at $4.00 per share, which vested on December 31, 2000; and

                  6) An option to purchase 371,333 shares at $4.00 per share, which vested on December 31, 2001.

In addition, on April 6, 1998, the Reporting Person exercised options (previously included in his Schedule 13G) for 100,000 shares of Common Stock at $0.25 per share, and on January 11, 2000 the Reporting Person exercised options (previously included in his Schedule 13G) for 200,000 shares of Common Stock at $0.25 per share.

         (d)      N/A

         (e)      N/A



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits

         None

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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 11, 2002                             /s/ Y. Joseph Mo
                                                 ----------------
                                                 Y. Joseph Mo








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